David G. Peinsipp
+1 415 693 2177
dpeinsipp@cooley.com

October 13, 2020
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Stickel
Justin Dobbie
Bonnie Baynes
Mark Brunhofer

Re:	Root, Inc.
Registration Statement on Form S-1
File No. 333-249332
Ladies and Gentlemen:
On behalf of Root, Inc. (“Root” or the “Company”), we are submitting this letter regarding certain additional disclosure that the Company intends to include in the Company’s Registration Statement on Form S-1 (File No. 333-249332) filed with the Commission on October 5, 2020 (the “Registration Statement”) discussed with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) telephonically on October 9, 2020. We are concurrently filing this letter via EDGAR.
Additional Disclosures Discussed with the Staff
As discussed on the October 9, 2020 telephone conversation with the Staff, the Company intends to include in the next amendment to the Registration Statement preliminary estimates of unaudited selected financial and other data for the three months ended September 30, 2020. This information reflects preliminary estimates based on currently available information and is subject to change.
In the accompanying Appendix A, please find the proposed language that the Company intends to include in the next amendment to the Registration Statement, as discussed with the Staff telephonically. As the Company’s actual results of operations for the three months ended September 30, 2020 have not yet been finalized, the Company advises the Staff that the disclosure included on Appendix A includes placeholders for the financial and other data. The Company further advises the Staff that the draft disclosure is subject to further change in advance of filing of the next amendment to the Registration Statement.
In addition, as discussed during the October 9, 2020 telephone conversation with the Staff, in the accompanying Appendix B, please find the proposed language the Company intends to include in the next amendment to the Registration Statement as a one-time disclosure showing the accident period loss ratio for completed terms from different groups of customers, or cohorts, who first became clients in each of the five quarters from the quarter ended March 31, 2019 through the quarter ended March 31, 2020.
Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
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U.S. Securities and Exchange Commission
October 13, 2020

*          *          *
Please contact me at (415) 693 2177 or Nicole Brookshire of Cooley LLP at (212) 479 6157 with any questions or further comments regarding our responses to the Staff’s comments.
Sincerely,
/s/ David G. Peinsipp

David G. Peinsipp
Cooley LLP

cc:	Alexander Timm, Root, Inc.
Daniel Rosenthal, Root, Inc.
Nicole Brookshire, Cooley LLP
Peter Mandel, Cooley LLP
Richard Kline, Goodwin Procter LLP
Sarah Axtell, Goodwin Procter LLP
Kim de Glossop, Goodwin Procter LLP
Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
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U.S. Securities and Exchange Commission
October 13, 2020

Appendix A
Recent Developments
Preliminary Financial Results for the Three Ended September 30, 2020
The following table sets forth certain actual unaudited financial results and operating data for the three months ended September 30, 2019, and certain preliminary and unaudited financial results and operating data we expect to report for the three months ended September 30, 2020. Our unaudited interim consolidated financial statements for the three months ended September 30, 2020 are not yet available and will not be available until after the completion of this offering. We have provided ranges, rather than specific amounts, for the preliminary estimates of the financial and other data described below primarily because our closing procedures for the three months ended September 30, 2020 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from the preliminary estimates. Our preliminary estimated results contained in this prospectus have been prepared by our management in good faith based upon our internal reporting for the three months ended September 30, 2020. These estimates are preliminary and actual results may be outside of the provided range. Additionally, our estimated results are forward-looking statements based solely on information available to us as of the date of this prospectus and may differ materially from actual results, although we have not identified any unusual or unique trends that occurred during the period presented. Actual results remain subject to the completion of management’s review and our other financial closing procedures. Therefore, you should not place undue reliance on this preliminary data. Please refer to “Special Note Regarding Forward-Looking Statements.” These preliminary estimated unaudited financial results should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. For additional information, please see “Risk Factors.”
The preliminary estimates for the three months ended September 30, 2020 presented below have been prepared by, and are the responsibility of, management. Deloitte & Touche LLP, our independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to such preliminary financial results. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto.
Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
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U.S. Securities and Exchange Commission
October 13, 2020

	Three Months Ended September 30,
	2019	2020 (estimated)
	Actual	Low	High
	(in millions)
Net premiums earned	$75.8	$43.6	$45.3
Net investment income	1.1	1.0	1.0
Net realized gains (losses) on investments	—	0.1	0.1
Fee income	2.7	4.5	4.5
Total revenue	$79.6	$49.2	$50.9
Operating expenses:
Loss and loss adjustment expenses	100.9	79.0	75.1
Sales and marketing	34.4	37.6	36.5
Other insurance expense (benefit)	15.2	(27.1)	(25.8)
Technology and development	7.0	13.1	12.6
General and administrative	9.0	17.3	16.5
Total operating expenses	$166.5	$119.9	$114.9
Total operating income (loss)	$(86.9)	$(70.7)	$(64.0)
The following table provides our unaudited actual key performance indicators for the three months ended September 30, 2019, and our unaudited preliminary and estimated key performance indicators we expect to report for the three months ended September 30, 2020:

	Three Months Ended September 30,
	2019	2020 (estimated)
	Actual	Low	High
	(dollars in millions, except Premiums per Policy)
Policies in Force
Auto	242,631	312,750	328,850
Renters	825	7,150	7,510
Premiums per Policy
Auto	$877	$901	$948
Renters	$122	$135	$142
Premiums in Force
Auto	$425.6	$581.1	$611.1
Renters	$0.1	$1.0	$1.0
Direct Written Premium	$119.5	$159.8	$168.0
Direct Earned Premium	$99.9	$149.8	$157.5
Gross Profit/(Loss)	$(36.5)	$(2.7)	$1.6
Gross Margin	(45.9)%	(5.5)%	3.1%
Adjusted Gross Profit/(Loss)	$(27.2)	$6.7	$10.6
Ratio of Adjusted Gross Profit/(Loss) to Total Revenue	(34.2)%	13.6%	20.8%
Ratio of Adjusted Gross Profit/(Loss) to Direct Earned Premium	(27.2)%	4.5%	6.7%
Direct Loss Ratio	113.3%	88.0%	92.5%
Direct LAE Ratio	12.7%	9.7%	10.2%
The decrease in total revenue from the three months ended September 30, 2019 to what we expect to report for the three months ended September 30, 2020 is primarily due to the change in our reinsurance structure between the periods. During the three months ended September 30, 2020, under our new quota share reinsurance structure, we began ceding approximately 70% of direct earned premiums to our third-party reinsurers. For the three months ended September 30, 2020, we expect to
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U.S. Securities and Exchange Commission
October 13, 2020

report direct written premium growth of 34% to 41% and we expect to report direct earned premium growth of 50% to 58%, compared to the three months ended September 30, 2019. We expect to report 60% to 65% of our direct earned premium during the three months ended September 30, 2020 was from renewal premium, compared to our actual direct earned premium from renewal of 42% for the three months ended September 30, 2019.
The decrease in total operating expenses from the three months ended September 30, 2019 to what we expect to report for the three months ended September 30, 2020 is primarily due the change in our reinsurance structure between the periods. For the three months ended September 30, 2020, we expect to report an increase in ceding commissions earned related to our increased use of third-party quota share reinsurance compared to the three months ended September 30, 2019. Under the new quota share reinsurance agreement effective July 1, 2020, which is on a loss occurring basis, we expect to recognize ceding commissions under the agreement in proportion to the recognition of the direct written premiums during the quarter, including the remaining unearned premiums on ceded policies at the inception of the agreement. The ceding commission provides for reimbursement of both direct and other periodic acquisition costs, including certain underwriting and marketing costs, and is presented as a reduction of other insurance expense. In addition, we expect to report a decrease in loss and loss adjustment expense, or LAE, for the three months ended September 30, 2020 compared to the three months ended September 30, 2019 primarily due to the greater proportion of ceded losses to our reinsurance partners. We expect to report direct accident period loss ratios of 83% to 88% and renewal direct accident period loss ratio of 75% to 80% for the three months ended September 30, 2020. In addition, loss and LAE for the three months ended September 30, 2020 includes an increase to held reserves for accident periods prior to September 2020 of $7.0 million, before reinsurance, and net of subrogation and salvage anticipated recoveries. Substantially all of this increase to held reserves relates to accident years 2019 and prior. This change to loss and LAE reserves puts the held liability at a higher confidence level relative to the actuarial central estimate, where management is targeting a position for held reserves. This update to the loss and LAE reserve position was not precipitated by a material change in the actuarial estimates of unpaid claim liabilities. Likewise, the ultimate loss estimates used for pricing and segmenting risks are not impacted by this update to the balance sheet.
The following table provides reconciliation of our unaudited actual total revenue to non-GAAP adjusted gross profit/(loss) for the three months ended September 30, 2019 and the unaudited preliminary
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and estimated non-GAAP adjusted gross profit/(loss) we expect to report for the three months ended September 30, 2020:

	Three Months Ended September 30,
	2019	2020 (estimated)
	Actual	Low	High
	(dollars in millions)
Total revenue	$79.6	$49.2	$50.9
Other insurance expense, loss and loss adjustment expense	(116.1)	(51.9)	(49.3)
Gross profit/(loss)	(36.5)	(2.7)	1.6
Gross Margin	(45.9)%	(5.5)%	3.1%
Less:
Net investment income and realized gains (losses) on investments	(1.1)	(1.1)	(1.1)
Adjustments from other insurance expense(1)	10.4	10.5	10.1
Adjusted gross profit/(loss)	$(27.2)	$6.7	$10.6
Direct earned premium	$99.9	$149.8	$157.5
Ratio of adjusted gross profit/(loss) to total revenue	(34.2)%	13.6%	20.8%
Ratio of adjusted gross profit/(loss) to direct earned premium	(27.2)%	4.5%	6.7%
(1)Adjustments from other insurance expense includes report costs, personnel costs, allocated overhead, licenses, professional fees and other.
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U.S. Securities and Exchange Commission
October 13, 2020

Appendix B
We believe that over time our loss ratio will improve as our renewal premium base increases and as we are able to more accurately price insurance for new customers. The table below presents the accident period loss ratio from groups of clients, or cohorts, who first became our customers in each of the five quarters from the quarter ended March 31, 2019 through the quarter ended March 31, 2020.
The cohorts are defined as follows:
•The Q1 2019 cohort includes all customers who first became bound to an insurance policy with us between January 1, 2019 and March 31, 2019.
•The Q2 2019 cohort includes all customers who first became bound to an insurance policy with us between April 1, 2019 and June 30, 2019.
•The Q3 2019 cohort includes all customers who first became bound to an insurance policy with us between July 1, 2019 and September 30, 2019.
•The Q4 2019 cohort includes all customers who first became bound to an insurance policy with us between October 1, 2019 and December 31, 2019.
•The Q1 2020 cohort includes all customers who first became bound to an insurance policy with us between January 1, 2020 and March 31, 2020.
For each of the five cohorts, we present the accident period loss ratio over a six month period to represent a complete policy term. For example, the first policy term for the Q1 2019 cohort begins in January through March 2019 and ends in June through August 2019. For the Q1 2019 cohort, we present the accident period loss ratios from the three six-month terms (Term 1, Term 2 and Term 3), for the Q2 2019 and Q3 2019 cohorts we present the accident period loss ratios from the two six-month terms (Term 1 and Term 2), and for the Q4 2019 and Q1 2020 cohorts we present the accident period loss ratios for one six-month term (Term 1).

Accident Period Loss Ratio by Cohort (%)
112 %
89 %
67 %
113 %
75 %
101 %
67 %
92 %
85 %
Q1 2019
Q2 2019
Q3 2019
Q4 2019
Q1 2020
Term 1
Term 2
Term 3

Our model naturally benefits from improvement in loss ratios as first term loss ratios decline and our portfolio matures. As seen in the chart above, for the 2019 and Q1 2020 cohorts, we have observed first term accident period loss ratios declining, which we believe reflects our consistently improving risk segmentation capabilities and the power of our flywheel. Furthermore, renewal premiums, referring to premiums from a customer’s second term and beyond, have lower loss ratios as compared to new premiums in the customer’s first term. For the cohort of customers underwritten in the first quarter of
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U.S. Securities and Exchange Commission
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2019, we have observed a meaningful decline in accident period loss ratios between the first and third term.  As we grow our business, we anticipate, consistent with industry norms, that a greater proportion of our premiums will be from customer renewals without associated marketing costs. Loss ratios in the personal auto insurance industry trended lower with COVID-19 due to reduced driving and resulting accidents, particularly during the second quarter of 2020.  While we cannot determine with precision the impact of COVID-19 on our loss ratios experience, we believe that our loss ratios for cohorts that include these months are favorably affected and believe loss ratios may increase in the short term as driving levels return to pre-COVID-19 levels
Cooley LLP 101 California Street 5th Floor San Francisco, CA 94111-5800
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